

October 25, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
330 Intertech Parkway
3rd Floor
Angola, IN 46703

> **Re:** **Klein Retail Centers, Inc.**
> **Registration Statement on Form S-11**
> **Supplemental Response filed October 22, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed your supplemental response related to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers included below are references to the pages in your EDGAR filing.

Conflicts of Interest, page 32

1.   We note your response to comment 1 from our letter dated October 19, 2010. To the extent that Tyler Texas Associates, LLC or any other entity owned by Mr. Klein may in the future seek to purchase or develop shadow retail centers that abut Wal-Mart Supercenters, it appears that the entity would compete with the Klein Retail Centers, Inc. for such opportunities. In addition, to the extent that Mr. Klein devotes any of his time to other entities, regardless of the business conducted by those entities, it appears that they would compete with you for Mr. Klein's time. Please revise your disclosure in this section to disclose the other entities operated by Mr. Klein that could compete with you for retail centers and also for management's time in addition to any other possible conflicts.

Liquidity, page 35

2.   We note your response to comment 2 from our letter dated October 19, 2010; however, we believe this additional information represents a material change to the disclosure that should be reflected in a pre-effective amendment. Please revise as previously requested to disclose the current status and current expiration of the contingency period on the Andalusia, Alabama property.

Management, page 38

3.   We note your response to comment 3 from our letter dated October 19, 2010. We note that Mr. Klein held a one-third membership position with Mobile Alabama Associates, LLC until December 10, 2008, according to the court filing, and that this is equal to the membership interests held by the other two members of the LLC. Additionally, we note that Mr. Klein signed an unlimited personal guarantee in favor of Monarch Community Bank as additional security for the loan agreement, and that this loan agreement is the primary reason for the bankruptcy filing. Considering these facts, it appears that Mr. Klein was more than a passive investor and was aware of the entity's financial condition. We continue to believe that the disclosure is material to investors in this offering. Please revise as previously requested to describe the Chapter 11 petition filed on April 23, 2009 with the United States Bankruptcy Court for the Western District of Michigan by Mobile Alabama Associates, LLC. Refer to Item 401(f) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)
     Robert J. Philipp, Esq. (*via facsimile*)